UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Capricor Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14070B 101

(CUSIP Number)

c/o Capricor Therapeutics, Inc.

8840 Wilshire Blvd., 2nd Floor

Beverly Hills, CA 90211

Attention: Karen G. Krasney, General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 3, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSONS CONISTON CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 638,155 shares
	8	SHARED VOTING POWER -0- shares
	9	SOLE DISPOSITIVE POWER 638,155 shares
	10	SHARED DISPOSITIVE POWER -0- shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 638,155 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (2)
14	TYPE OF REPORTING PERSON CO

(1) Comprised of 638,155 shares held in the name of Coniston Corporation.

(2) Based on a total of 16,221,985 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission.

CUSIP No. 14070B 101

1	NAME OF REPORTING PERSON LOUIS MANZO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, SC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,039,687 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,039,687 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,039,687 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14	TYPE OF REPORTING PERSON IN

(1) Comprised of (a) options held by Louis Manzo to purchase 373,148 shares of common stock of Capricor Therapeutics, Inc. that were exercisable as of March 9, 2015 or that have or will become exercisable within 60 days after March 9, 2015, (b) 28,384 shares of common stock of Capricor Therapeutics, Inc. held directly by Louis Manzo, and (c) 638,155 shares of common stock of Capricor Therapeutics, Inc. beneficially owned by Coniston Corporation. Certain shares issuable upon the exercise of stock options issued to Mr. Manzo are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Non-Employee Director Stock Option Plan. As of March 9, 2015, Mr. Manzo has not indicated his intent to exercise early. If Mr. Manzo elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of Capricor Therapeutics, Inc. if Mr. Manzo’s service to Capricor Therapeutics, Inc. terminates prior to vesting. The equity securities of Coniston Corporation are held by Mr. Manzo and irrevocable trusts for the benefit of the children of Mr. Manzo. Mr. Manzo has sole voting power over Coniston Corporation and therefore may be deemed to have sole voting and dispositive power with respect to all securities of Capricor Therapeutics, Inc. beneficially owned by Coniston Corporation.

(2) Based on a total of 16,221,985 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission. Mr. Manzo has sole voting power over Coniston Corporation and therefore may be deemed to have sole voting and dispositive power with respect to all securities of Capricor Therapeutics, Inc. beneficially owned by Coniston Corporation. Shares of common stock subject to options held by Mr. Manzo that are exercisable as of March 9, 2015 or that have or will become exercisable within 60 days of March 9, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of Mr. Manzo.

All information in this Amendment No. 2 to Schedule 13D is being supplied solely by the Reporting Persons and only the Reporting Persons shall be deemed responsible for the accuracy of such information. This Amendment No. 2 to Schedule 13D is being filed by Coniston Corporation and Louis Manzo (together, the “Reporting Persons”) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D as filed jointly by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 3, 2013, as amended by that certain Amendment No. 1 to Schedule 13D filed by the Reporting Persons with the SEC on January 26, 2015 (as so amended, the “Initial Schedule 13D”). Unless set forth below, all previous Items set forth in the Initial Schedule 13D are unchanged. All capitalized terms used herein that are not defined herein have the meanings for such terms set forth in the Initial Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The disclosure in Item 3 of the Initial Schedule 13D is hereby amended by inserting the following language after the last paragraph of Item 3:

On March 3, 2015, the Issuer granted Louis Manzo an option to purchase 15,000 Shares (the “Option”) at an exercise price of $5.78 per Share. The Option is fully vested and exercisable as of March 3, 2015, the date of grant.

Item 4.	Purpose of Transaction

The last paragraph in Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons acquired the common stock of the Issuer for investment purposes. The options described above were acquired by Louis Manzo as compensation for services. The Reporting Persons may, from time to time, depending upon market conditions and other factors deemed relevant by the Reporting Persons, acquire shares of common stock, preferred stock or warrants of the Issuer, outside of those contemplated by the Merger Agreement, the Purchase Agreement or, in the case of Louis Manzo, the Option. The Reporting Persons reserve the right to, and may in the future choose to, change their purpose with respect to the investment and take such actions as they deem appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a privately negotiated transaction, by transfer, by exchange or by gift, all or a portion of the shares of common stock or other securities of the Issuer which they now own or may hereafter acquire. Any decision of the Reporting Persons to increase their holdings in common stock or securities convertible into common stock, will depend, however, on numerous factors, including, without limitation, the price of shares of common stock, the terms and conditions related to their purchase and sale, the prospects and profitability of the Issuer, other business and investment alternatives of the Reporting Persons, tax considerations and general economic and market conditions. At any time, the Reporting Persons, or any of them, may determine to dispose of some or all of their holdings of common stock depending on those and other considerations.

Item 5.	Interest in Securities of the Issuer

The disclosure in Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	As of March 9, 2015, Coniston beneficially owns 638,155 Shares of the Issuer. Louis Manzo has sole voting power over Coniston and therefore may be deemed to be the beneficial owner of all Shares beneficially owned by Coniston. In addition to having sole voting and dispositive power with respect to the 638,155 Shares held by Coniston, Louis Manzo, as of March 9, 2015, holds (i) options to purchase 411,803 shares of common stock of the Issuer, of which options to purchase 373,148 shares of common stock are exercisable as of March 9, 2015 or have or will become exercisable within 60 days of March 9, 2015, and (ii) 28,384 shares of common stock of the Issuer that were purchased by Louis Manzo pursuant to the terms of the Purchase Agreement and which are held directly by Louis Manzo. Certain shares issuable upon the exercise of stock options issued to Louis Manzo are subject to early exercise under the Capricor Therapeutics, Inc. 2012 Non-Employee Director Stock Option Plan. As of March 9, 2015, Louis Manzo has not indicated his intent to exercise early. If Louis Manzo elects to take advantage of the early exercise feature and purchase shares prior to the vesting of such shares, the shares will be deemed restricted stock and will be subject to a repurchase option in favor of the Issuer if Louis Manzo’s service to the Issuer terminates prior to vesting. All ownership percentages are calculated based on a total of 16,221,985 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission. Shares of common stock subject to options held by Louis Manzo that are exercisable as of March 9, 2015 or that have or will become exercisable within 60 days of March 9, 2015 are deemed to be outstanding for the purpose of computing the percentage ownership of Louis Manzo, but not of Coniston.

Based upon the foregoing, there were a total of 16,221,985 shares of common stock of Capricor Therapeutics, Inc. issued and outstanding as of March 3, 2015, as reported on the Issuer’s Registration Statement on Form S-1, filed on March 6, 2015 with the Securities and Exchange Commission. As a result of the foregoing, Coniston is deemed to beneficially own 638,155 Shares of the Issuer, or 3.9% of the shares of the Issuer’s common stock that are issued and outstanding. Additionally, Louis Manzo is deemed to beneficially own 1,039,687 Shares of the Issuer, or 6.3% of the shares of the Issuer’s common stock that are issued and outstanding.

(b)	Coniston has the sole power to vote and dispose or direct the disposition of the 638,155 Shares held by it. The equity securities of Coniston Corporation are held by Louis Manzo and irrevocable trusts for the benefit of the children of Louis Manzo. Louis Manzo has sole voting power over Coniston and, therefore, with respect to all of the Shares that are held by Coniston, Louis Manzo has the sole power to vote and dispose or direct the disposition of such Shares. Additionally, Louis Manzo is deemed to have sole voting and dispositive power with respect to (i) the options to purchase 373,148 shares of common stock that are beneficially owned by Louis Manzo and which are exercisable as of March 9, 2015 or have or will become exercisable within 60 days of March 9, 2015, and (ii) the 28,384 shares of common stock of the Issuer purchased by Louis Manzo pursuant to the terms of the Purchase Agreement and held directly by Louis Manzo.

(c)	Except as set forth elsewhere in the Initial Schedule 13D, as amended by this Amendment No. 2 to Schedule 13D, none of the Reporting Persons has engaged in any transaction in any shares of common stock of the Issuer during the 60 days prior to the date of the filing of this Amendment No. 2 to Schedule 13D.

(d)	Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock of the Issuer.

(e)	Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2015

Coniston Corporation

By:	Louis Manzo
Its:	President

By:	/s/ Louis Manzo
Louis Manzo, President

By:	/s/ Louis Manzo
Louis Manzo